April 10, 2015

Via EDGAR
Mr. Norman von Holtzendorff
Senior Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

RE:    Pioneer Energy Services Corp.
Preliminary Proxy Statement on Schedule 14A
Filed March 27, 2015
File No. 1-08182
Dear Mr. von Holtzendorff:

Set forth below are the responses of Pioneer Energy Services Corp., a Texas corporation, (the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 8, 2015 (the “Comment Letter”), with respect to the above-referenced filing for the Company. For your convenience, the full text of the Staff’s comments are reproduced below in bold type, and each comment is followed by the Company’s response.

Preliminary Proxy Statement on Schedule 14A

Proposal 3 - Ratification of Certain Grants of RSU Awards to Wm. Stacy Locke, page 73

1.
We note your statement that “[a]s described above, the Annual Stock Awards Limit applies to stock awards granted in any ‘one-year period.’ Although the term ‘one-year period’ could be interpreted to mean the calendar year, the Company’s fiscal year, or any consecutive 12-month period, since the plan’s original adoption in 2007 the Compensation Committee has interpreted the term to mean the calendar year. This interpretation, and the amendment and restatement to the 2007 Incentive Plan to codify this interpretation as set forth in Proposal 2 of this proxy statement, aligns with the Company’s fiscal year. The Board also believes this interpretation accords with the Company’s historical equity grant practices.” Please explain what consequences would result with regard to the May 2013 and January 2014 RSU awards to Mr. Locke if the term “one-year period” were interpreted to mean any consecutive 12-month period.

In response to the Staff’s comment, the Company has revised the disclosures on page 70 of the Preliminary Proxy Statement.

2.
We note your discussion of material U.S. federal income tax consequences to you and to Mr. Locke in connection with the excess RSU awards. Please discuss any material accounting implications due to the excess RSU awards and from the actions that will be taken if the excess RSU awards are or are not ratified by the shareholders. In this regard, please tell us whether Proposal 3 will have an effect on the grant date determination of the excess RSU awards. For guidance, please refer to FASB ASC 718-10-25-5.

In May 2013 and January 2014, the Compensation Committee approved the grant of Mr. Locke’s RSU awards, including the excess RSU awards, and the Company began recognizing the associated compensation expense over the expected vesting period. However, for the purpose of compensation expense recognition under FASB ASC 718-10-25-5, the grant date of the excess RSU awards should be the date the excess RSU awards are ratified by the Company's shareholders. The Company has recognized a cumulative overstatement of compensation expense of approximately $0.3 million through December 31, 2014, which is not considered material to the Company. The Company will reverse this compensation expense in the first quarter ending March 31, 2015.

In response to the Staff's comment, the Company has revised the disclosures on page 71 of the Preliminary Proxy Statement.

As requested by the Staff, the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this filing, please contact Carlos R. Peña, Senior Vice President and General Counsel of the Company, by telephone at (855) 884-0575 or by email at CPena@pioneeres.com.

Sincerely,

/s/ Carlos R. Peña
Carlos R. Peña
Senior Vice President and General Counsel

cc:    H. Roger Schwall, United States Securities and Exchange Commission
Daryl L. Lansdale, Jr., Norton Rose Fulbright US LLP
Marcelo Mauri, KPMG LLP